

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Mr. Gerry Berg
President
Friendly Auto Dealers, Inc.
4132 South Rainbow Road, Suite 514
Las Vegas, Nevada 89103

   Re: Friendly Auto Dealers, Inc.
      Form 8-K
      Filed August 2, 2010
      File No. 333-147560

Dear Mr. Berg:

  We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

         Sincerely,

         Jaime G. John
         Staff Accountant